[CIBA LOGO]

Page 1 of 2

May 15, 2001

Basel, Switzerland



News Release
------------



Ciba Specialty Chemicals to acquire EFKA Additives

o    LEADING SUPPLIER IN FAST-GROWING INDUSTRIAL COATING MARKETS

o    HIGH SERVICE LEVEL WITH TAILOR-MADE SOLUTIONS FOR CUSTOMERS

o    STRENGTHENS FOCUS ON PROFITABLE GROWTH AND INNOVATION

Ciba Specialty Chemicals announced today that it has signed a purchase contract to acquire EFKA Additives, Netherlands, one of the world's leading providers of additives for the coatings and inks industries. The transaction is subject to the usual regulatory approvals. The terms were not disclosed.

"The acquisition of EFKA Additives is part of Ciba's ongoing objective to focus on profitable growth and innovation. It will further strengthen our position as a leading supplier to the coatings industry", said Armin Meyer CEO & Chairman of Ciba. "The acquisition will, with EFKA's high added value products for the fast-growing industrial coatings market and its excellent standard of service, support our strategy to be the partner of choice for all customers in the value chain and to achieve high growth rates."

"While EFKA will add a strong service element to Ciba's coating business, EFKA will benefit from Ciba's strong technology base and global presence, especially in NAFTA and Japan," said Wolfgang Habel, Managing Director of EFKA. "We believe our customers and our employees are best served by the sale of this business to Ciba, and we are committed to contributing further to the development and success of this business."

EFKA Additives is one of the world's leading providers of dispersants, leveling agents and defoamers. With headquarters and modern production facilities in Heerenveen, the Netherlands, EFKA numbers over 100 employees globally. With its worldwide network of sales people and regional technical advisers, the company serves customers in more than 80 countries. EFKA offers its customers a very high service level, cooperating closely with them to find tailor-made solutions for specific applications. EFKA's patents and technological expertise cover the incorporation and stabilization of solids in liquids and products which influence surface tension. The company pioneered the Resin Minimal Pigment Concentrates concept, which increases efficiency in paint production.


EFKA's present Management will continue to manage operations, reporting into Ciba's Segment Coating Effects.

                                     ***

Ciba Specialty Chemicals (SWX:CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba's continuing operations generated sales of CHF 7.9 billion in 2000 and CHF 293 million was spent on R&D to foster innovation across the Company.


For more information please contact:
------------------------------------
MEDIA                                                 INVESTOR RELATIONS

Thomas Gerlach                                        Matthias A. Fankhauser
Ciba Specialty Chemicals                              Ciba Specialty Chemicals
Tel: +41 61 636 4444                                  Tel: +41 61 636 5081
Fax: +41 61 636 3019                                  Fax: +41 61 636 5111


Ciba Specialty Chemicals Internet Site:

Electronic media kit: http://www.cibasc.com/media

More info:      http://www.cibasc.com
                http://www.efka.com